September 10, 2019

Jeffrey K. Waldvogel
Chief Financial Officer
KBS Growth & Income REIT, Inc.
800 Newport Center Drive, Suite 700
Newport Beach, CA 92660

       Re: KBS Growth & Income REIT, Inc.
           Form 10-K for the fiscal year ended December 31, 2018
           Filed March 8, 2019
           Form 10-Q for the quarterly period ended June 30, 2019
           Filed August 13, 2019
           File No. 000-56050

Dear Mr. Waldvogel:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended June 30, 2019

Exhibits
Exhibits 31.1 and 31.2, page 42

1. The certifications do not include the introductory language in paragraph 4 referring to internal control over financial reporting and do not include paragraph 4(b) referring to internal control over financial reporting. Similar omissions were made in Exhibits 31.1 and 31.2 of Form 10-Q for the quarterly period ended March 31, 2019. Please file amendments to include the certifications exactly as set forth in Item 601(b)(31) of
      Regulation S-K. The amendments can be limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Regulation S-K
      Compliance & Disclosure Interpretation 246.13.
 Jeffrey K. Waldvogel
KBS Growth & Income REIT, Inc.
September 10, 2019
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Jennifer
Monick, Assistant Chief Accountant, at (202) 551-3295 with any questions.




                                                          Sincerely,
FirstName LastNameJeffrey K. Waldvogel
                                                          Division of
Corporation Finance
Comapany NameKBS Growth & Income REIT, Inc.
                                                          Office of Real Estate
and
September 10, 2019 Page 2                                 Commodities
FirstName LastName